

November 1, 2013

Via E-mail
Mr. David J. Fallon
Chief Financial Officer
Clarcor Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067

     Re: **Clarcor Inc.**
            Form 10-K for the fiscal year ended December 1, 2012
            Filed January 25, 2013
            File No. 1-11024

Dear Mr. Fallon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 1, 2012

Notes to Consolidated Financial Statements, page F-8

B. Business Acquisitions, Investments, and Redeemable Noncontrolling Interest, page F-12

1. You indicate that the base purchase price to acquire TransWeb was $30 million, excluding cash acquired. However, you withheld payment of $17 million to cover the costs associated with future legal fees expected to be incurred in connection with patent infringement claims made by 3M. In this regard, please tell us and provide us with support for your conclusion that amounts withheld would ultimately be transferred to the sellers. If you determined that such amounts related to contingent consideration, please provide us with your fair value analysis, at the time of acquisition, including your analysis regarding the probability that some of the $17 million would eventually be transferred as consideration to the sellers. In

particular, tell us how you considered actual consideration transferred, or to be transferred, when arriving at the base purchase price.

2. Please tell us your basis in accounting literature for including expected future legal fees as part of the assets and liabilities exchanged in the business combination. In particular, please address the fact that such amounts were never paid to the seller and that it appears you did not expect to pay any of the $17 million to the sellers of TransWeb. For guidance, please refer to ASC 805-10-25-20 through 805-10-25-23.

3. With regard to the acquisition of TransWeb, please tell us how the $17 million withheld for future legal fees met the recognition and measurement criteria in ASC 450 at the date of acquisition. Based on your MD&A disclosures, it appears that you do not accrue in advance for other legal fees associated with loss contingencies. As such, please tell us how your accounting complies with ASC 450-20-S99-2. For additional guidance, refer to ASC 805-20-25-2.

4. Though consideration was not transferred to the seller, it appears that you capitalized future legal fees for potential patent infringements in connection with the TransWeb acquisition. As such, it appears that future legal costs of defending such claims were not reflected on your statement of operations at the time of acquisition or in any subsequent periods in which such expenses were incurred. In this regard, please provide us with your basis in accounting literature for capitalizing future legal expenses. Also, tell us why you believe that legal fees in connection with defending patent infringement claims should not result in the recognition of an expense.

5. Please provide us with a copy of your internal accounting policies with regard to accounting for legal expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief